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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 3)

                                CROWN GROUP, INC.
                       (formerly Crown Casino Corporation)
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   228359 10 5
                                   -----------
                                 (CUSIP Number)

                             TERRY FERRARO SCHWARTZ
                         SMITH, GAMBRELL & RUSSELL, LLP
                            1230 PEACHTREE STREET, NE
                                   SUITE 3100
                           ATLANTA, GEORGIA 30309-3592
                                 (404) 815-3731
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 OCTOBER 4, 2001
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)


                               Page 1 of 8 Pages
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-------------------------                                -----------------------

CUSIP NO.  228359 10 5                   13D                   Page 2 of 8 Pages
-------------------------                                -----------------------

----------- --------------------------------------------------------------------

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            ROBERT J. KEHL
----------- --------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            N/A
----------- --------------------------------------------------------------------

3.          SEC USE ONLY


----------- --------------------------------------------------------------------

4.          SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)                                       [ ]

            N/A
----------- --------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
----------- --------------------------------------------------------------------

NUMBER            7.      SOLE VOTING POWER
OF SHARES
BENEFICIALLY              0
OWNED BY EACH     ------- ------------------------------------------------------
REPORTING
PERSON            8.      SHARED VOTING POWER
WITH
                          974,167
                  ------- ------------------------------------------------------

                  9.      SOLE DISPOSITIVE POWER

                          0
                  ------- ------------------------------------------------------

                  10.     SHARED DISPOSITIVE POWER

                          974,167
----------- --------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            974,167
----------- --------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

            N/A
----------- --------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.4%
----------- --------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                -----------------------
CUSIP NO.  228359 10 5                 13D                     Page 3 of 8 Pages
-------------------------                                -----------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
1.          SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            RUTH A. KEHL
----------- --------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            N/A
----------- --------------------------------------------------------------------
3.          SEC USE ONLY


----------- --------------------------------------------------------------------
4.          SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]

            N/A
----------- --------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
----------- --------------------------------------------------------------------

NUMBER            7.      SOLE VOTING POWER
OF SHARES
BENEFICIALLY              0
OWNED BY EACH     ------- ------------------------------------------------------
REPORTING
PERSON            8.      SHARED VOTING POWER
WITH
                          974,167
                  ------- ------------------------------------------------------

                  9.      SOLE DISPOSITIVE POWER

                          0
                  ------- ------------------------------------------------------

                  10.     SHARED DISPOSITIVE POWER

                          974,167
----------- --------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            974,167
----------- --------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

            N/A
----------- --------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.4%
----------- --------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                -----------------------

CUSIP NO.  228359 10 5                   13D                  Page 4 of 8 Pages
-------------------------                                -----------------------

------------------------------------------ -------------------------------------
1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            KEHL RIVER BOATS, INC.
----------- --------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            N/A
----------- --------------------------------------------------------------------
3.          SEC USE ONLY


----------- --------------------------------------------------------------------

4.          SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]

            N/A
----------- --------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            NEVADA
----------- --------------------------------------------------------------------

NUMBER            7.      SOLE VOTING POWER
OF SHARES
BENEFICIALLY              0
OWNED BY EACH     ------- ------------------------------------------------------
REPORTING
PERSON            8.      SHARED VOTING POWER
WITH
                          0
                  ------- ------------------------------------------------------

                  9.      SOLE DISPOSITIVE POWER

                          0
                  ------- ------------------------------------------------------

                  10.     SHARED DISPOSITIVE POWER

                          0
----------- --------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
----------- --------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

            N/A
----------- --------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This filing relates to the ownership of shares of the $.01 par value common stock (the "Common Stock") of Crown Group, Inc. (the "Issuer"), a Texas corporation, whose principal executive offices are located at 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038.

Item 2.  Identity and Background.

         This amendment is filed in connection with the distribution of shares of Common Stock held by Kehl River Boats, Inc. ("KRB"), a Nevada corporation, to its shareholders, Robert J. Kehl and his wife, Ruth A. Kehl. Mr. and Mrs. Kehl are United States citizens. The business address of Mr. and Mrs. Kehl and KRB is 8259 Turtle Creek Circle, Las Vegas, Nevada 89113. Robert J. Kehl has served as a director of the Issuer since September 1994.

         Neither KRB nor Mr. or Mrs. Kehl has during the last five years been convicted in a criminal proceeding or been party to civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds for Other Consideration.

         Of the 971,667 shares of Common Stock to which this filing relates, 956,667 shares were acquired by KRB in connection with a 1994 purchase agreement between the Issuer and KRB for the purchase of a riverboat to house the Issuer's former casino facility. The agreement with KRB provided for a purchase price consisting of (i) 1,056,667 shares of the Issuer's Common Stock (100,000 shares of which have since been sold by KRB, as disclosed in a previous amendment to this filing), (ii) $9.57 million in cash and (iii) a warrant to purchase 100,000 shares of the Issuer's Common Stock at market value upon delivery of the riverboat, which occurred in July 1994 (this warrant has since expired unexercised). This amendment is being filed to reflect the distribution by KRB of the 956,667 shares of Common Stock held by it to Mr. and Mrs. Kehl, with Mr. Kehl receiving 478,334 shares and Mrs. Kehl receiving 478,333 shares. The distribution was effected in connection with the dissolution of KRB.

         The remaining 17,500 shares of Common Stock to which this filing relates are subject to presently exercisable options held by Mr. Kehl.

Item 4.  Purpose of Transaction.

         See Item 3 above. Mr. and Mrs. Kehl hold the Issuer's shares for investment purposes only.


                               Page 5 of 8 Pages
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Item 5.  Interest in the Securities of the Issuer.

         Mr. Kehl directly owns 478,334 shares of Common Stock and holds exercisable options to purchase 17,500 shares of Common Stock. Mrs. Kehl directly owns 478,333 shares of Common Stock. As husband and wife, Mr. and Mrs. Kehl may each be deemed to beneficially own the shares of Common Stock directly owned by the other. Accordingly, Mr. and Mrs. Kehl each beneficially own 971,667 shares of Common Stock, or 14.4% of the issued and outstanding Common Stock.

         None of the reporting persons has effected any transactions in the Common Stock in the past 60 days other than the distribution of shares of Common Stock held by KRB to Mr. and Mrs. Kehl, as described in Item 2. As a result of such distribution, KRB no longer beneficially owns any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships between any of the reporting persons and any other person with respect to any securities of the Issuer other than as described herein.

Item 7.  Material to be Filed as Exhibits.

         The agreement between the reporting persons required by Rule 13d-1(k)(1)(iii) is filed herewith as Exhibit A.


                               Page 6 of 8 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




Date: October 18, 2001                   /s/ Robert J. Kehl
                                         -------------------------------------
                                         Robert J. Kehl


Date: October 18, 2001                   /s/ Ruth A. Kehl
                                         -------------------------------------
                                         Ruth A. Kehl


                                         KEHL RIVER BOATS, INC.



Date: October 18, 2001               By: /s/ Robert J. Kehl
                                         -------------------------------------
                                         Robert J. Kehl
                                         President


                               Page 7 of 8 Pages

                                    EXHIBIT A


                             JOINT FILING AGREEMENT



         In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Amendment No. 3 to Schedule 13D with respect to the common stock of Crown Group, Inc. This joint filing agreement shall be filed as an Exhibit to such Amendment.


Date:  October 18, 2001                  /s/ Robert J. Kehl
                                         -------------------------------------
                                         Robert J. Kehl


Date:  October 18, 2001                  /s/ Ruth A. Kehl
                                         -------------------------------------
                                         Ruth A. Kehl


                                         KEHL RIVER BOATS, INC.



Date:  October 18, 2001              By: /s/ Robert J. Kehl
                                         -------------------------------------
                                         Robert J. Kehl


                               Page 8 of 8 Pages